Exhibit 15

November 6, 2023

Shareholders and Board of Directors

Crawford & Company

We are aware of the incorporation by reference in the Registration Statements (File Nos. 333-161278, 333-161279, 333-213010, 333-240324, and 333-266665) of Crawford & Company of our report dated November 6, 2023 relating to the unaudited condensed consolidated interim financial statements of Crawford & Company that are included in its Form 10-Q for the quarter ended September 30, 2023.

/s/ Ernst & Young LLP